June 18, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Republic First Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-166286

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Republic First Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on June 21, 2010, at 4:00 p.m., or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer A. Docherty
Jennifer A. Docherty
Authorized Signatory